Campbell Mithun Tower

222 South Ninth Street, Suite 2000

Minneapolis, MN 55402-3338

Tel 612.607.7000 Fax 612.607.7100

November 1, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1 by
DiaMedica Therapeutics Inc.

Ladies and Gentlemen:

On behalf of DiaMedica Therapeutics Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the initial public offering in the United States of the Company’s common shares, without par value (“Common Shares”), under the Securities Act (the “Offering”).

Please note that the Company’s Common Shares are currently traded on the TSX Venture Exchange in Canada under the trading symbol “DMA” and are traded in the over-the-counter market on the OTCQB marketplace under the trading symbol “DMCAF.” The Company has applied to list its Common Shares on The Nasdaq Capital Market under the trading symbol “DMAC.”

Please also note that in connection with the Company’s application to list its common shares on The Nasdaq Capital Market, the Company has confidentially submitted a draft Registration Statement on Form 10 (the “Form 10”) to the Commission staff for confidential non-public review, which Form 10 is currently subject to a full review by the Commission staff. The most recent amendment to the Form 10 was submitted on October 19, 2018. The Registration Statement currently contemplates that the Offering will occur in connection with the listing of the Company’s Common Shares on The Nasdaq Capital Market; and therefore, it is anticipated that if the Offering is consummated, the Company will withdraw the Form 10 and file a Form 8-A to register its Common Shares under the Securities Exchange Act of 1934, as amended.

The Company confirms to you that, as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenue during the fiscal year ended December 31, 2017 (its most recently completed fiscal year) was less than $1.07 billion. In addition, the Company confirms to you that, as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

The Company confirms that it will publicly file the Registration Statement and any nonpublic draft(s) thereof with the Commission at least 15 days before the Company commences its road show in connection with the Offering.

Should members of the Staff have any questions or comments concerning this submission, please contact me at (612) 607-7287.

Sincerely,

/s/ Amy E. Culbert

Amy E. Culbert, Esq.

cc:	Rick Pauls, President and Chief Executive Officer of the Company
Scott Kellen, Chief Financial Officer of the Company